April 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Future FinTech Group Inc.
Registration Statement on Form S-3 Response date February 7, 2019 File No. 333-224686

Dear Ms. Nguyen:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated February 7, 2019 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

General

1.	We note your response to comment 1 and reissue it in part. Disclosure at page 9 of your quarterly report on Form 10-Q for the quarter ended September 30, 2018 states that the Shared Shopping Mall is expected to be in operation in December 2018. Please disclose whether your Shared Shopping Mall platform will provide for other digital currencies, in addition to mBTC and Bitcoin, to be exchanged on that platform and, if so, describe all such other digital currencies, their respective characteristics, and whether you believe such platform will be required to be registered as a national securities exchange, an alternative trading system or broker-dealer under the Securities Exchange Act of 1934.

Response: The Shared Shopping Mall platform currently does not support or accept any digital currency payments or exchanges, including mBTC and Bitcoin. In the future, we might consider accepting mBTC or Bitcoin as the payment method on the Shared Shopping Mall. The Shared Shopping Mall platform is designed to be a block-chain based shopping mall for merchants and goods, not the exchange of digital currencies, and it currently only accepts payment from credit cards, Alipay and Wechat.

2.	Your response to comment 1 states that the DCON Token is different and separate from mBTC and that any party that wants to provide exchange services on the DCON platform will be required to pledge/deposit certain amounts of DCON token with the platform “for the potential liabilities.” Please further explain this requirement and clarify the difference between your DCON token and mBTC. Additionally, you indicate in response to comment 2 that DCON tokens might be considered to be securities. Please include risk factor disclosure discussing the regulatory framework applicable to these assets, particularly with respect to their issuance and trading in secondary markets.

Response: The DCON Token is a block-chain based solution to establish the entry level requirements for the mBTC service providers, and it is a method for them to receive the qualifications necessary to provide such services on the DCON platform. Any service provider who plans to provide mBTC payment services shall publicly show the amount of DCON Tokens that it holds. If the service provider does not have enough DCON Tokens (currently set at 100,000 DCON Tokens, but subject to change), the platform will not provide him/her with the support and service for mBTC payment. The DCON Token minimum is intended to secure the performance of the service providers’ obligations to customers on the platform. The entry level DCON Token requirement will be adjusted accordingly based upon the demands for the mBTC service providers on the platform. We will include the risk factor disclosure discussing the regulatory framework applicable to DCON Token, particularly with respect to their issuance and potential trading in secondary markets.

3.	We note your response to comment 2 and reissue it in part. Please provide us with analysis explaining whether mBTC and INU tokens are securities as defined in Section 2(a)(1) of the Securities Act. In addition, please tell us whether you intend on holding these tokens or any other digital assets. Your analysis should specifically address the distinct characteristics of each kind of token or other digital currency and how those characteristics affect your conclusions.

Response: We do not believe that mBTC is a security as defined in Section 2(a)(1) of the Securities Act. The mBTC has a fixed exchange rate of 1,000,000 for 1 BTC and it will not increase or decrease its value based upon the operations or development of the DCON platform. The value of mBTC might increase or decrease in connection with the value of BTC, which is not currently considered to be a security by the SEC. Any such fluctuations will be separate from the DCON platform and we do not believe that mBTC holders could have a reasonable expectation of profit in connection with those changes. As such, we do not believe mBTC is an investment contract or instrument in a common enterprise with a reasonable expectation of profit to be derived from the entrepreneurial or managerial efforts of others. See SEC v. Edwards, 540 U.S. 389, 393 (2004); SEC v. W.J. Howey Co., 328 U.S. 293, 301 (1946); see also United Housing Found., Inc. v. Forman, 421 U.S. 837, 852-53 (1975).

In June, 2018, Digipay Fintech Limited (“Digipay”), a wholly-owned subsidiary of the Company enter into an agreement to purchase a 10% equity ownership interest in InUnion Chain Ltd. (“InUnion”) as well as 20,000,000 of the INU tokens issued by InUnion. We are a minority owner of InUnion and InUnion Tokens and we do not believe we are well placed to conduct such an analysis because we are not, and were not, involved in the creation, distribution or maintenance of the InUnion Token and do not have knowledge of or access to the information that would be necessary to analyze whether the InUnion Tokens are securities as defined in Section 2(a)(1) of the Securities Act.

4.	We note you state that you do not consider yourself to be an investment company and that you do not have an intention to become one in the future in your response to comment 3. Please revise your disclosure to include a brief discussion of the Investment Company Act of 1940 and provide risk factor disclosure addressing the risks to maintaining an exemption from registration under such Act.

Response: We will revise our disclosure to include a brief discussion of the Investment Company Act of 1940 and provide risk factor disclosure addressing the risks to maintaining an exemption from registration under such Act.

Form 8-K filed October 30, 2018

Exhibit 99.1

5.	It appears that you generate revenues from your current fruit juice business and are in the developmental stages with your new focus on fintech and blockchain technology. In your response to prior comment 2, you indicate that you have not yet determined whether the Shared Shopping Mall will issue tokens. However, you state in your investor presentation that the Shared Shopping Mall “will issue tokens by using the first real-name blockchain technology developed by NRC.” Please explain this apparent inconsistency to us and ensure that your public statements are consistent with the disclosures in your filings. Additionally, please tell us your basis for including the growth and trading volume projections for the Shared Shopping Mall for years 2019 – 2021 at pages 17 – 19 of your investor presentation given your developmental stage status.

Response: In our response to prior comment 2, we indicated that we had not yet determined whether the Shared Shopping Mall will issue tokens and that currently the Shared Shopping Mall did not plan to issue any token. In the investor presentation, we meant to communicate that the individual stores on our platform may issue anti-counterfeit tokens (digital certificates) generated by the NRC block-chain. When the third party stores on our platform reach a certain size and revenue level, we will assist them to generate anti-counterfeit tokens using the NRC block-chain, which will be unique and attached to the products sold by such stores for identification purposes.

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We made the growth and trading volume projections for the Shared Shopping Mall based upon our projections of the future number of VIP members on our platform, our increased efforts for the online marketing campaign and on-the-ground promotions to attract customers into becoming VIP members. In China, revenues received by the online retail market reached RMB 6.55 trillion, and it is expected the number in 2018 will have reached RMB 7.69 trillion based on the information from iMedia Group. Based on our sales and marketing department’s development plan and their discussion with outside on-the-ground and online promotion teams, we anticipate that VIP members for the Shared Shopping Mall will reach 1 million, 5 million and 50 million for 2019, 2020 and 2021, respectively. Only VIP members can open stores on our platform and the minimum purchase amount in stores on our platform required to become a VIP member is RMB 5,000, which is subject to renewal every 100 days. Based upon the projected number of VIP members, we estimate the revenue generated by all stores on our platform for 2019 will be RMB 5 billion, excluding spending by the customers who did not reach the RMB 5,000 level (non-VIP members spending). Based on that model and with the further development and increased functionality of the mall, we expect the annual spending for a single VIP member in the mall will reach RMB 10,000 after 2019. Therefore, we estimate the revenues generated by all the stores, including by VIP members and non-VIP members in the mall, for 2020 and 2021 will reach RMB 50 billion and RMB 500 billion, respectively. Since the official launch of the Shared Shopping Mall version 1.0 in January 2019 , it has reached 3,000 VIP members and RMB 40 million of gross merchandise value, including amount of the orders, amounts deposited by members and transferred among the members for all the stores on the platform over a period of three months while working with one promotion team. When version 2.0 of the Shared Shopping Mall is completed, the Company expects to work with 10 promotion teams to reach the 1 million VIP members.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer, P.C.

Very truly yours,

/s/ Yongke Xue
Yongke Xue
Chief Executive Officer Future FinTech Group Inc.

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